UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number: 000-15688

NOMAD ROYALTY COMPANY LTD.
(Translation of registrant’s name into English)

1275 Av. des Canadiens-de-Montréal, Suite 500
Montreal, Québec H3B 0G4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐  Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibit
Number	Description of Exhibit

99.1	Condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020
99.2	Management's Discussion and Analysis for the three and nine months ended September 30, 2021
99.3	Press Release dated November 3, 2021 – Nomad Royalty Company reports Q3 results, provides asset updates and declares fourth quarter 2021 dividend
99.4	Certification of Chief Executive Officer
99.5	Certification of Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOMAD ROYALTY COMPANY LTD.

/s/ Vincent Metcalfe
Vincent Metcalfe
Chief Executive Officer

Dated: November 3, 2021